The information contained within this Announcement is deemed by TransGlobe Energy Corporation to constitute inside information as stipulated under the Market Abuse Regulation (EU) No. 596/2014 as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018 (“MAR”).

TRANSGLOBE ENERGY CORPORATION ANNOUNCES SECOND QUARTER 2022 FINANCIAL AND OPERATING RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

AIM & TSX:  “TGL” & NASDAQ:  “TGA”

Calgary, Alberta, August 10, 2022 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and six months ended June 30, 2022.  All dollar values are expressed in United States dollars unless otherwise stated.  TransGlobe's Condensed Consolidated Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the three and six months ended June 30, 2022 and 2021, are available on TransGlobe's website at www.trans-globe.com.

FINANCIAL HIGHLIGHTS:

▪

Second quarter sales averaged 12,609 boe/d including 104.0 Mbbls sold to EGPC for proceeds of $11.8 million and one cargo lifting of 451.0 Mbbls of entitlement crude oil sold for proceeds of $46.3 million;

▪	Average realized price for Q2-2022 sales of $95.37/boe; Q2-2022 average realized price on Egypt sales was $101.29/bbl and on Canadian sales was $59.65/boe;
▪	Funds flow from operations of $42.5 million ($0.58 per share) in the quarter;
▪	Second quarter net earnings of $32.1 million ($0.44 per share), inclusive of a $0.6 million unrealized derivative gain on commodity contracts;
▪	Ended the second quarter with positive working capital of $78.6 million, including cash of $61.2 million;
▪

Achieved consolidated netbacks of $42.25 per boe during the second quarter, an increase of 49% from the previous quarter primarily due to improved commodity prices and the Company’s improved economic interest under the Merged Concession agreement;

OPERATIONAL HIGHLIGHTS:

▪

Second quarter production averaged 12,132 boe/d (Egypt 10,338 bbls/d, Canada 1,794 boe/d), a decrease of 314 boe/d (3%) from the previous quarter, primarily due to planned maintenance at a third-party processing facility in Canada. This was partially offset by an increase in production in the Eastern desert from Q1-2022 resulting from new development wells drilled in 2022, partially offset by natural declines.;

▪

Production in the month of July averaged ~11,458 boe/d (Egypt ~9,257 bbls/d, Canada ~2,201 boe/d), a decrease of 6% from Q2-2022 primarily due to Egypt production being affected by higher than expected natural declines and low initial well performance from the secondary Q2 drilling campaign targets, partially offset by an increase in production in Canada after completion of the planned third-party facility turnaround in the second quarter;

▪

Ended the quarter with nil entitlement crude oil inventory, a decrease of 43.4 Mbbls from Q1-2022. This decrease is due to sales outpacing production in the period primarily driven by increased sales volumes from the Q2-2022 cargo lifting and direct sales to EGPC in June;

▪	Drilled and cased five development wells in the Eastern Desert of Egypt;
▪

Drilled three 100% working interest horizontal Cardium reservoir development wells (two 2-mile, and one 1-mile) in the South Harmattan area in Canada. Another 1-mile 100% working interest horizontal Cardium reservoir development well was spud in June with rig release in early July.  Stimulation and equipping of these wells commenced in July 2022, with first production anticipated in September 2022;

▪

Increased capital budget by $4.4 million to $74.9 million (before capitalized G&A) for the year, due to increased tie-in costs in Canada and the drilling of one additional well and performance of two additional recompletions in the Eastern Desert in Egypt;

CORPORATE HIGHLIGHTS:

▪

As announced on January 20, 2022, the Company executed its agreement (the “Merged Concession agreement” or “Merged Concession”) with the Egyptian General Petroleum Corporation (“EGPC”) to merge its three existing Eastern Desert concessions with a 15-year primary term and improved Company economics;

▪	On March 16, 2022 the Company declared a dividend of $0.10 per share, which was paid on May 12, 2022 to shareholders of record on April 29, 2022. The ex-dividend date was April 28, 2022; and
▪

On July 14 2022 TransGlobe and VAALCO Energy, Inc. announced that they have entered into a definitive arrangement agreement pursuant to which VAALCO will acquire all of the outstanding common shares of TransGlobe in a stock-for-stock strategic business combination transaction.

FINANCIAL AND OPERATING RESULTS

Additional financial information is provided in the Company's Condensed Consolidated Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the three months ended June 30, 2022 and 2021. These documents, along with other documents affecting the rights of securityholders and other information relating to the Company, may be found on SEDAR at www.sedar.com and in the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2021, filed on EDGAR at www.sec.gov.

(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended June 30			Six Months Ended June 30
Financial	2022	2021	% Change	2022	2021	% Change
Petroleum and natural gas sales	109,427	85,018	29	190,937	127,295	50
Petroleum and natural gas sales, net of royalties	74,690	50,595	48	127,644	68,647	86
Realized derivative loss on commodity contracts	717	3,646	(80)	767	5,191	(85)
Unrealized derivative (gain) loss on commodity contracts	(569)	1,248	(146)	787	4,218	(81)
Production and operating expense	14,830	19,722	(25)	28,109	29,171	(4)
Selling costs	2,010	1,671	20	2,493	1,705	46
General and administrative expense	8,077	3,670	120	14,942	8,707	72
Depletion, depreciation and amortization expense	7,299	6,959	5	14,169	11,774	20
Income tax expense	9,381	5,605	67	17,939	10,265	75
Cash flow generated by operating activities	42,170	23,832	77	18,388	19,892	(8)
Funds flow from operations[1]	42,465	17,100	148	69,596	17,181	305
Basic per share[2]	0.58	0.24		0.95	0.24
Diluted per share[2]	0.57	0.24		0.94	0.24
Net earnings (loss)	32,133	7,722	316	80,943	(3,302)	(2,551)
Basic per share	0.44	0.11		1.11	(0.05)
Diluted per share	0.44	0.11		1.09	(0.05)
Capital expenditures[3]	15,736	3,597	337	24,585	6,504	278
Working capital[6]	78,642	17,136	359	78,642	17,136	359
Long-term debt, including current portion	3,102	16,951	(82)	3,102	16,951	(82)
Common shares outstanding
Basic (weighted average)	73,241	72,542	1	73,009	72,542	1
Diluted (weighted average)	73,517	72,922	1	74,337	72,954	2
Total assets	354,836	208,479	70	354,836	208,479	70

Operating
Average production volumes (boe/d)	12,132	13,077	(7)	12,288	12,652	(3)
Average sales volumes (boe/d)	12,609	16,542	(24)	12,288	13,135	(6)
Inventory (Mbbls)	-	140.3	(100)	-	140.3	(100)
Average realized sales price ($/boe)[4]	95.37	56.48	69	85.85	53.54	60
Production and operating expenses ($/boe)[5]	12.92	13.10	(1)	12.64	12.27	3
[1]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The most directly comparable GAAP measure for funds flow from operations is cash flow generated by operating activities. Refer to “Non-GAAP and Other Financial Measures" contained within the Q2-2022 MD&A.

[2]

Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of funds flow from operations. Refer to “Non-GAAP and Other Financial Measures" contained within the Q2-2022 MD&A.

[3]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The most directly comparable GAAP measure for capital expenditures is cash flow used in investing activities. Refer to “Non-GAAP and Other Financial Measures" contained within the Q2-2022 MD&A.

[4]	Supplementary financial measure that is comprised of petroleum and natural gas sales, as determined in accordance with IFRS, divided by the Company’s average daily production volumes.

5    Supplementary financial measure that is comprised of production and operating expenses, as determined in accordance with IFRS, divided by the Company’s average daily production volumes.

6    Supplementary financial measure that is comprised of current assets less current liabilities, as determined in accordance with IFRS.

	2022		2021
Average reference prices and exchange rates	Q-2	Q-1	Q-4	Q-3	Q-2
Crude oil
Dated Brent average oil price ($/bbl)	113.54	100.30	79.59	73.47	68.83
Edmonton Sweet index ($/bbl)	106.68	92.64	73.19	66.61	63.07
Natural gas
AECO ($/MMBtu)	5.42	3.68	3.89	2.97	2.48
US/Canadian Dollar average exchange rate	1.28	1.27	1.26	1.26	1.23

CORPORATE SUMMARY

TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 12,132 barrels of oil equivalent per day ("boe/d") during the second quarter of 2022. Egypt production was 10,338 barrels of oil per day ("bbls/d") and Canada production was 1,794 boe/d. Production for the quarter was below full year 2022 guidance of 12,400 to 13,400 boe/d and 3% lower than the previous quarter. The decrease was primarily due to planned maintenance at a third-party processing facility in Canada, partially offset by an increase in production in the Eastern desert from the ongoing drilling program. It is expected that annual production will be within full-year 2022 production guidance.

TransGlobe's Egyptian crude oil is sold at a quality discount to Dated Brent. The Company received an average price of $101.29 per barrel in Egypt during the quarter. In Canada, the Company received an average of $106.67 per barrel of oil, $44.38 per barrel of NGLs and $5.14 per thousand cubic feet ("Mcf") of natural gas during the quarter.

During Q2-2022, the Company had funds flow from operations of $42.5 million and ended the quarter with positive working capital of $78.6 million, including cash of $61.2 million. The Company had net earnings in the quarter of $32.1 million, inclusive of a $0.6 million unrealized derivative gain on commodity contracts which represents a fair value adjustment on the Company's hedging contracts at June 30, 2022.

In Egypt, the Company sold one cargo lifting of 451.0 Mbbls of entitlement crude oil during the quarter for proceeds of $46.3 million, which were collected in May and June 2022. TransGlobe also sold 104.0 Mbbls of inventoried entitlement crude oil to the Egyptian General Petroleum Company (“EGPC”) for proceeds of $11.8 million during Q2-2022. All Canadian production was sold during the quarter.

As announced on January 20, 2022, the agreement with the Egyptian General Petroleum Corporation to merge the Company’s three existing Eastern Desert concessions was executed. In advance of the Minister of Petroleum and Mineral Resources of the Arab Republic of Egypt (the “Minister”) executing the Merged Concession agreement with TransGlobe, the Company paid the first modernization payment ($15.0 million) and signature bonus ($1.0 million) as part of the conditions precedent to the official signing ceremony on January 19, 2022. Upon finalization of the agreement, TransGlobe recognized the amounts due from the effective date to closing of $67.5 million based on historical pricing at the time of production. This amount is still under discussions with the EGPC and is expected to be received through normal EGPC receivables collections. On February 1, 2022, the Company paid the second modernization payment ($10.0 million). In accordance with the Merged Concession agreement, TransGlobe will make a further four annual equalization payments of $10.0 million each beginning February 1, 2023 until February 1, 2026. The Company also has minimum financial work commitments of $50.0 million per each five-year period of the primary development term, commencing on the February 1, 2020 effective date.

The results achieved in the six months ended June 30, 2022 are inclusive of the impact of the Merged Concession.

In Egypt, during the quarter, the Company drilled and cased five development oil wells in the Eastern Desert. The K-78 development well was drilled to a total depth of 1,422 meters. The well was fully logged and evaluated with an internally estimated 21.8 meters of net oil pay in the Asl-A reservoir and 10.2 meters of net oil pay in the Asl-B. The second well, K-75, was drilled to a total depth of 1,396 meters and was fully logged and evaluated. The well encountered 4.9 meters of net oil pay in the Asl-A reservoir. The third well, K-74, was drilled to a total depth of 1,404 meters and was fully logged and evaluated. The well encountered 9.6 meters of net oil pay in the Asl-A Reservoir. TransGlobe drilled a fourth development oil well, K-73, to a total depth of 1,406 meters, encountering an internally estimated 20.6 meters of net oil pay in Asl-A reservoir and 1.9 meters in the Asl-B reservoir. An additional well, K-77 in K-field, was drilled to 1,410 meters.  The well was fully logged and evaluated. The well encountered an internally estimated 19.4 meters of net oil pay in the Asl-A reservoir and 3.4 meters of net oil pay in the Asl-B reservoir.

In Canada, during the quarter, TransGlobe successfully drilled three 100% working interest horizontal Cardium reservoir development wells (two 2-mile, and one 1-mile) in the South Harmattan area. Another 1-mile 100% working interest horizontal Cardium reservoir development well was spud in June with rig release in early July.  Stimulation and equipping of these wells commenced in July 2022, with first production anticipated in September 2022.

The Company is projecting an additional capital increase of $4.4 million for 2022 to $74.9 million (before capitalized G&A). In Canada, the increase is primarily the result of increased tie-in costs ($3.2 million). In Egypt, the increase is due to the drilling of one additional well and performing two additional recompletions in the Eastern Desert.

On July 14 2022 TransGlobe and VAALCO Energy, Inc. announced that they have entered into a definitive arrangement agreement (the "Arrangement Agreement") pursuant to which VAALCO will acquire all of the outstanding common shares of TransGlobe in a stock-for-stock strategic business combination transaction (the "Transaction"). Under the terms of the Arrangement Agreement, VAALCO will acquire each TransGlobe share for 0.6727 of a VAALCO share of common stock, which represented a 24.9 per cent premium per TransGlobe common share based on the companies' respective 30-day volume weighted average share prices as of market close on July 13, 2022. The Transaction will result in VAALCO stockholders owning approximately 54.5 percent and TransGlobe shareholders owning approximately 45.5 percent of the combined company.

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

EASTERN DESERT

(100% working interest, operated)

Operations and Exploration

The Company continued to use the EDC-64 rig in its Eastern Desert drilling campaign, managing to drill and case five additional development wells in the K-Field during the quarter.

The K-71 well was put on production from the Asl-B reservoir only and is currently producing at 480 bbls/d (heavy crude, field estimate) and 20% water cut.  The Asl-A reservoir was not perforated and was internally estimated to have 19 m of net oil pay. The Asl-A is a potential future recompletion.

The K-78 well was drilled to a total depth of 1,422 meters.  The well was fully logged and evaluated with an internally estimated 21.8 meters of net oil pay in the primary Asl-A reservoir and 10.2 meters of net oil pay in the secondary Asl-B reservoir. The Asl-B was perforated to appraise its oil productivity and put on production however, the production from this zone was with a high water cut.  The Asl-B zones are currently being isolated and tested individually to assess further potential for oil production.  If insufficient production results, the primary Asl-A reservoir target will be recompleted in the near future.

The K-75 well was drilled to a total depth of 1,396 meters. The well was fully logged and evaluated.  The well encountered 4.9 meters of net oil pay in the Asl-A. Subsequent to the quarter, the Asl-A was perforated and the well was recently put on production at 41 bbl/d (heavy crude, field estimate) and 90% water cut.

The K-74 well was drilled to a total depth of 1,404 meters. The well was fully logged and evaluated.  The well encountered 9.6 meters of net oil pay in the Asl-A reservoir. Subsequent to the quarter, the Asl-A was perforated and the well put on production. It is currently producing 88 bbls/d (heavy crude, field estimate) at 60% water cut.

The K-73 well was drilled to a total depth of 1,406 meters. The well was fully logged and evaluated with an internally estimated 20.6 meters of net oil pay in the Asl-A reservoir and 1.9 meters in the Asl-B reservoir. The well was perforated in the Asl-A reservoir subsequent to the quarter and put on production with a current rate of 126 bbls/d (heavy crude, field estimate) and 79% water cut.

The K-77 well in K-Field was drilled to 1,410 meters.  The well was fully logged and evaluated.  The well encountered an internally estimated 19.4 meters of net oil pay in the Asl-A reservoir and 3.4 meters of net oil pay in the Asl-B reservoir.  The well was perforated in the Asl-B reservoir and is currently producing 31 bbls/d at 96% water cut.  The well is scheduled for a recompletion in the Asl-A.

The Arta-76 and NWG-1E vertical wells have been stimulated. These wells confirmed the presence of oil in the Nukhul, were cored to provide data to update the reservoir models, and have successfully delineated the reservoir for optimal targeting of the forthcoming horizontal wells. Both wells are expected to be used for micro-seismic monitoring of the multi-stage stimulation of the horizontal wells, and this data will be used to calibrate our stimulation model for optimization of the future horizontal well development program. Meanwhile, the two wells have been put on production.  Arta-76 is producing intermittently in the 20-30 bbl/d range and water cut ranging from ~20-30% (heavy crude, field estimate). NWG-1E is currently producing at 14 bbls/d with a 62% water cut (heavy crude, field estimate).

The Company continues working to proactively mitigate potential supply chain issues by engaging alternative materials suppliers. In the short term, materials shortages causing tie-in delays to some recently drilled wells are being addressed.

Production

Production averaged 10,256 bbls/d during the quarter, an increase of 2% (218 bbls/d) from the previous quarter. The increase was primarily due to the new development wells drilled in 2022, partially offset by natural declines.

Production for the month of July 2022 averaged ~9,257 bbls/d. Production was lower due to higher than expected natural declines and low initial well performance from the secondary Q2 drilling campaign targets. A well testing campaign is in progress to identify impacted wells and plan potential remedial interventions.

Sales

The Company sold 101.1 Mbbls of entitlement crude oil to EGPC and sold one cargo lifting of 451.0 Mbbls of entitlement crude oil during the quarter.

Quarterly Eastern Desert Production (bbls/d)	2022		2021
	Q-2	Q-1	Q-4	Q-3
Gross production rate[1]	10,256	10,038	9,771	10,653
TransGlobe production sold (inventoried)	477	(482)	—	1,525
Total sales	10,733	9,556	9,771	12,178

Government share (royalties and tax)	4,648	4,440	5,549	6,050
TransGlobe sales (after royalties and tax)[2]	6,085	5,116	4,222	6,128
Total sales	10,733	9,556	9,771	12,178
[1]	Quarterly production by concession (bbls/d):
Eastern Desert – 10,733 (Q2-2022) and 10,038 (Q1-2022)

West Gharib – 2,648 (Q4- 2021), and 2,932 (Q3- 2021)

West Bakr – 6,804 (Q4- 2021), and 7,257 (Q3-2021))
North West Gharib – 319 (Q4- 2021), and 464 (Q3-2021)
[2]	Under the terms of the Production Sharing Concession Agreements, royalties and taxes are paid out of the government's share of production sharing oil.

WESTERN DESERT

South Ghazalat (100% working interest, operated)

Operations and Exploration

A problem with the rigless artificial lift system deployed on SGZ-6X well at South Ghazalat is under investigation. On artificial lift, the lower Bahariya reservoir at SGZ-6X was producing 93 bbls/d of light crude oil with an 83% watercut (field estimate) prior to well shut-in.

Production

Production averaged 82 bbls/d during the quarter, an increase of 58% (30 bbls/d) from the previous quarter. The increase was primarily due to the optimization of the artificial lift system, partially offset by higher water cuts than anticipated and natural declines.

There was no production in July 2022 at South Ghazalat due to the SGZ-6X shut-in.

Sales

The Company sold 2,823 bbls of entitlement crude oil to EGPC during the quarter.

Quarterly Western Desert Production (bbls/d)	2022		2021
	Q-2	Q-1	Q-4	Q-3
Gross production rate	82	52	294	623
Total sales	82	52	294	623

Government share (royalties and tax)	51	32	183	388
TransGlobe sales (after royalties and tax)[1]	31	20	111	235
Total sales	82	52	294	623
[1]	Under the terms of the Production Sharing Concession Agreements, royalties and taxes are paid out of the government's share of production sharing oil.

CANADA

Operations and Exploration

During the quarter, three 100% working interest Harmattan horizontal Cardium reservoir wells (two 2-mile, and one 1-mile) were drilled in the South Harmattan area. Another 1-mile 100% working interest horizontal Cardium reservoir development well was spud in June with rig release in early July.  Stimulation and equipping of these wells commenced in July 2022, with first production anticipated in September 2022.

The Company has spudded a 100% working interest 1-mile Harmattan horizontal Cardium reservoir well, the start of a three horizontal well Harmattan Cardium reservoir summer drill program.

Production

In Canada, production averaged 1,794 boe/d during the quarter, a decrease of 562 boe/d (24%) from the previous quarter and below full year 2022 guidance of 2,400 to 2,600 boe/d. The decrease in production from the previous quarter is primarily due to planned maintenance at a third-party processing facility.

Production in July 2022 averaged ~2,201 boe/d with ~682 bbls/d of oil. The increase from Q2-2022 is due to wells being back on stream following completion of the planned third-party facility turnaround in the second quarter.

Quarterly Canada Production	2022		2021
	Q-2	Q-1	Q-4	Q-3
Canada crude oil (bbls/d)	570	821	1,176	601
Canada NGLs (bbls/d)	624	768	716	677
Canada natural gas (Mcf/d)	3,600	4,598	4,832	4,734
Total production (boe/d)	1,794	2,356	2,698	2,066

Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021

REVENUE
Petroleum and natural gas sales, net of royalties	74,690	50,595	127,644	68,647
Finance revenue	3	3	3	6
Other revenue	1	33	1	33
	74,694	50,631	127,648	68,686

EXPENSES
Production and operating	14,830	19,722	28,109	29,171
Selling costs	2,010	1,671	2,493	1,705
General and administrative	8,077	3,670	14,942	8,707
Foreign exchange loss	13	10	5	43
Finance costs	717	333	1,271	803
Depletion, depreciation and amortization	7,299	6,959	14,169	11,774
Asset retirement obligation accretion	86	45	159	111
Gain on concession merger	-	-	(7,953)	-
Loss on financial instruments	148	4,894	1,554	9,409
Impairment reversal	-	-	(25,983)	-
	33,180	37,304	28,766	61,723

Earnings before income taxes	41,514	13,327	98,882	6,963

Income tax expense - current	9,381	5,605	17,939	10,265
NET EARNINGS (LOSS)	32,133	7,722	80,943	(3,302)

OTHER COMPREHENSIVE (LOSS) INCOME
Currency translation adjustments	(1,815)	772	(1,083)	1,166
COMPREHENSIVE INCOME (LOSS)	30,318	8,494	79,860	(2,136)

Net earnings (loss) per share
Basic	0.44	0.11	1.11	(0.05)
Diluted	0.44	0.11	1.09	(0.05)

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

	As at	As at
	June 30, 2022	December 31, 2021

ASSETS
Current
Cash	61,175	37,929
Accounts receivable	74,790	12,217
Prepaids and other	5,328	4,024
	141,293	54,170
Non-Current
Intangible exploration and evaluation assets	2,737	2,673
Property and equipment
Petroleum and natural gas assets	208,510	173,804
Other	2,296	2,202
Deferred taxes	-	6,246
	354,836	239,095

LIABILITIES
Current
Accounts payable and accrued liabilities	42,707	26,112
Share-based compensation liabilities	8,286	6,174
Modernization payment liabilities	9,555	-
Derivative commodity contracts	858	88
Lease obligations	1,245	764
	62,651	33,138
Non-Current
Long-term debt	3,102	3,040
Asset retirement obligations	11,335	14,102
Share-based compensation liabilities	1,892	3,959
Modernization payment liabilities	24,620	-
Lease obligations	1,005	36
Deferred taxes	-	6,246
	104,605	60,521

SHAREHOLDERS’ EQUITY
Share capital	153,118	153,021
Accumulated other comprehensive income	755	1,838
Contributed surplus	23,905	24,896
Retained earnings (deficit)	72,453	(1,181)
	250,231	178,574
	354,836	239,095

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - Expressed in thousands of U.S. Dollars)

	Six Months Ended June 30
	2022	2021

Share Capital
Balance, beginning of period	153,021	152,805
Stock options exercised	(990)	-
Transfer from contributed surplus on exercise of options	1,087	-
Balance, end of period	153,118	152,805

Accumulated Other Comprehensive Income
Balance, beginning of period	1,838	1,900
Currency translation adjustment	(1,083)	1,166
Balance, end of period	755	3,066

Contributed Surplus
Balance, beginning of period	24,896	25,109
Share-based compensation expense	96	194
Transfer to share capital on exercise of options	(1,087)	-
Balance, end of period	23,905	25,303

Retained Earnings (Deficit)
Balance, beginning of period	(1,181)	(41,519)
Net earnings (loss)	80,943	(3,302)
Dividends	(7,309)	-
Balance, end of period	72,453	(44,821)

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of US Dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021

OPERATING
Net earnings (loss)	32,133	7,722	80,943	(3,302)
Adjustments for:
Depletion, depreciation and amortization	7,299	6,959	14,169	11,774
Asset retirement obligation accretion	86	45	159	111
Impairment reversal	-	-	(25,983)	-
Share-based compensation	2,801	816	6,231	3,587
Finance costs	717	333	1,271	803
Unrealized (gain) loss on financial instruments	(569)	1,248	787	4,218
Unrealized loss on foreign currency translation	19	8	92	12
Gain on concession merger	-	-	(7,953)	-
Asset retirement obligations settled	(21)	(31)	(120)	(22)
Changes in working capital	(295)	6,732	(51,208)	2,711
Net cash generated by operating activities	42,170	23,832	18,388	19,892

INVESTING
Additions to intangible exploration and evaluation assets	(40)	(15)	(64)	(578)
Additions to petroleum and natural gas assets	(15,662)	(3,557)	(24,293)	(5,887)
Additions to other assets	(34)	(25)	(228)	(39)
Changes in working capital	5,874	522	5,904	2,347
Net cash used in investing activities	(9,862)	(3,075)	(18,681)	(4,157)

FINANCING
Issue of common shares	(325)	-	(989)	-
Interest paid	(42)	(291)	(78)	(584)
Increase in long-term debt	55	146	110	225
Payments on lease obligations	(508)	(479)	(997)	(1,071)
Repayments of long-term debt	-	(5,000)	-	(5,000)
Dividends paid	(7,309)	-	(7,309)	-
Increase in modernization payment liabilities	-	-	59,027	-
Payments on modernization payment liabilities	-	-	(26,000)	-
Changes in working capital	(49)	(8)	(17)	(9)
Net cash (used in) generated by financing activities	(8,178)	(5,632)	23,747	(6,439)

Currency translation differences relating to cash	(200)	(155)	(208)	(167)
NET INCREASE IN CASH	23,930	14,970	23,246	9,129
CASH, BEGINNING OF PERIOD	37,245	28,669	37,929	34,510
CASH, END OF PERIOD	61,175	43,639	61,175	43,639

Advisory on Forward-Looking Information and Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "strengthened", "confidence", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the Company's estimated 2022 capital spending in Egypt and Canada, including the capital spending to be allocated to each well; the Company's anticipated 2022 capital budget; the Company's anticipated 2022 production, including the allocation of such production between development and exploration wells and other spending; the Company's anticipated exit production rates; the Company's expectations that it will increase investments and growth in Egypt and Canada; the Company's , strategy and focus in 2022, including the drilling of wells and growing production; the Company's plans to maximize free cash flow, to increase the Company's production base and return to shareholder distributions; the number of and location of wells to be drilled by the Company in 2022 and the anticipated timing thereof; the focus of the Egypt 2022 capital program; the ability of the Company's long-lead capital items to provide continuity into 2023; and other matters.

Forward-looking information and statements contained in this news release include the payment of dividends, including the timing and amount thereof, and the Company's intention to declare and pay dividends in the future under its current dividend policy. Without limitation of the foregoing, future dividend payments, if any, and the level thereof is uncertain, as the Company's dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, free cash flow, financial requirements for the Company's operations and the execution of its strategy, ongoing production maintenance, growth through acquisitions, fluctuations in working capital and the timing and amount of capital expenditures and anticipated business development capital, payment irregularity in Egypt, debt service requirements and other factors beyond the Company's control. Further, the ability of the Company to pay dividends will be subject to applicable laws (including the satisfaction of the liquidity and solvency tests contained in applicable corporate legislation) and contractual restrictions contained in the instruments governing its indebtedness.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; the ability to obtain shareholder, court and regulatory approvals (if any) of the proposed arrangement; the ability to complete the proposed arrangement on the anticipated terms and timetable; the possibility that various closing conditions for the arrangement may not be satisfied or waived; risks relating to any unforeseen liabilities of VAALCO; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; the Company's estimated 2022 capital spending and production will be as anticipated and allocated in the manner described herein and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; the Company's 2022 production in Egypt and Canada will be less than anticipated; the Company's exit production rates will be less than anticipated; the Company will not increase investments and growth in Egypt and Canada; the Company will successfully drill less than the number of wells that it anticipates; the Company will be unable to maximize free cash flow and increase the Company's production base; the Company does not pay dividends in the future; the amount and allocation of 2022 capital spending disclosed herein will be different than anticipated; the Company's drilling plans and the anticipated timing thereof will be different than as disclosed herein; the Company's long-lead capital items will not provide continuity into 2023; the netback generated by the Company's Eastern Desert acreage will be less than anticipated; the netback generated in Canada is less than anticipated; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe's public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Ron Hornseth, B.Sc., General Manager - Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta. He is a member of the Association of Professional Engineers and Geoscientists of Alberta ("APEGA") and the Society of Petroleum Engineers ("SPE") and has over 20 years' experience in oil and gas.

This news release contains a number of oil and gas metrics which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate TransGlobe's operating results; however, such measures are not reliable indicators of the future performance of TransGlobe and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. Management of TransGlobe uses these oil and gas metrics for its own performance measurements and to provide securityholders with measures to compare TransGlobe's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this news release, should not be relied upon for investment or other purposes.

Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 MCF: 1 Bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The following abbreviations used in this press release have the meanings set forth below:

bbl	barrels
bbls/d	barrels per day
Mbbls/d	thousand barrels per day
Mbbls	thousand barrels
boe	barrel of oil equivalent
boe/d	barrels of oil equivalent per day
Mboe/d	thousand barrels of oil equivalent per day
MMbtu	One million British thermal units
Mcf	thousand cubic feet
Mcf/d	thousand cubic feet per day
NGL	Natural Gas Liquids

Financial Measures Advisories

TransGlobe's Condensed Consolidated Financial Statements and notes thereto (the "financial statements") and Management's Discussion and Analysis ("MD&A") as at and for the three and six months ended June 30, 2022, are available on TransGlobe's website at www.trans-globe.com and under the Company’s SEDAR profile at www.sedar.com. The disclosure under the section "Non-GAAP and Other Financial Measures" in TransGlobe’s MD&A as at and for the three and six months ended June 30, 2022 is incorporated by reference into this news release.

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout the MD&A and in other materials disclosed by the Company, TransGlobe employs certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other entities. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net earnings (loss), cash flow from operating activities, and cash flow used in investing activities, as indicators of the Company’s performance.

Non-GAAP financial measures

Capital Expenditures

TransGlobe uses capital expenditures to measure its capital investments compared to the Company’s annual capital budgeted expenditures. The Company’s capital budget excludes the accounting impact of any accrual changes. The most directly comparable measure under IFRS is cash flow used in investing activities. The table below details the composition of capital expenditures and its reconciliation to cash flow used in investing activities.

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2022	2021	2022	2021
Net cash used in investing activities	(9,862)	(3,075)	(18,681)	(4,157)
Changes in non-cash working capital	(5,874)	(522)	(5,904)	(2,347)
Capital expenditures	(15,736)	(3,597)	(24,585)	(6,504)

	2022		2021				2020
($000s)	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3
Net cash used in investing activities	(9,862)	(8,819)	(9,082)	(5,982)	(3,075)	(1,082)	(1,254)	(2,320)
Changes in non-cash working capital	(5,874)	(30)	388	(5,642)	(522)	(1,825)	1,000	1,883
Capital expenditures	(15,736)	(8,849)	(8,694)	(11,624)	(3,597)	(2,907)	(254)	(437)

Funds flow from operations

TransGlobe uses funds flow from operations to measure the Company’s ability to generate the necessary funds to maintain production at current levels, enable future growth through capital investment and repay debt. Management believes that such a measure provides an insightful assessment of TransGlobe’s operations on a continuing basis by eliminating certain non-cash charges. The most directly comparable measure under IFRS is cash flow generated by operating activities. The tables below details the composition of funds flow from operations and its reconciliation to cash flow generated by operating activities.

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2022	2021	2022	2021
Net cash generated by operating activities	42,170	23,832	18,388	19,892
Changes in non-cash working capital	295	(6,732)	51,208	(2,711)
Funds flow from operations[1]	42,465	17,100	69,596	17,181
1

Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss). Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

	2022		2021				2020
($000s)	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3
Net cash generated by (used in) operating activities	42,170	(23,782)	(1,956)	27,026	23,832	(3,940)	14,180	(3,349)
Changes in non-cash working capital	295	50,913	17,225	(14,645)	(6,732)	4,021	(6,978)	3,672
Funds flow from operations[1]	42,465	27,131	15,269	12,381	17,100	81	7,202	323
1

Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss). Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Netback is a measure of operating results and is computed as petroleum and natural gas sales, net of royalties (all government interests, net of income taxes), production and operating expenses, current taxes and selling costs. The Company's netbacks include sales and associated costs of production from inventoried crude oil sold during the period. Royalties and taxes associated with inventoried crude oil are recognized in the financial statements at the time of production. As a result, netbacks fluctuate depending on the timing of entitlement crude oil sales. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

Refer to the “Netback” section of the Q2-2022 MD&A which includes the most directly comparable GAAP measure, petroleum and natural gas sales.

Non-GAAP financial ratios

Netback per boe

TransGlobe calculates netback per boe as netback divided by average daily production. Netback is a non-GAAP financial measure component of netback per boe. Management believes that netback per boe is a key industry performance measure of operational efficiency and one that provides investors with information that is also commonly presented by other crude oil and natural gas producers. The Company’s netback per boe is disclosed in the “Netback” section within the MD&A.

Funds flow from operations per share

TransGlobe presents funds flow from operations per share by dividing funds flow from operations by the Company's diluted or basic weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. Management believes that funds flow per share provides investors an indicator of funds generated from the business that could be allocated to each shareholder's equity position.

Supplementary Financial Measures

"Average realized sales price" is comprised of total petroleum and natural gas sales, divided by the Company's average daily production volumes.

"DD&A expense per boe" is comprised of DD&A expense, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

"G&A expense per boe" is comprised of G&A expense, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

"Production and operating expenses per boe" is comprised of production and operating expenses, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

"Royalties and taxes as a percentage of revenue" is comprised of royalties and current taxes, as determined in accordance with IFRS, divided by the Company's petroleum and natural gas sales.

"Royalties and taxes per boe" is comprised of royalties and current taxes, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

"Selling costs per bbl" is comprised of selling costs, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

“Working capital” is a supplementary financial measure that is comprised of current assets less current liabilities, as determined in accordance with IFRS.

Production Disclosure

Production Summary (WI before royalties and taxes):
	July - 22	Q2 - 22	Q1 - 22	Q4 - 21	Q3 - 21	Q2 - 21
Egypt (bbls/d)	9,257	10,338	10,090	10,065	11,276	10,727
Eastern Desert of Egypt (bbls/d)	9,257	10,256	10,038	9,770	10,653	9,917
Heavy Crude (bbls/d)	8,690	9,628	9,404	9,225	10,014	9,736
Light and Medium Crude (bbls/d)	567	628	634	545	639	181
Western Desert of Egypt (bbls/d)	-	82	52	295	623	810
Light and Medium Crude (bbls/d)	-	82	52	295	623	810
Canada (boe/d)	2,201	1,794	2,356	2,698	2,066	2,350
Light and Medium Crude (bbls/d)	682	570	821	1,176	601	687
Natural Gas (Mcf/d)	4,346	3,600	4,598	4,832	4,734	4,834
Associated Natural Gas Liquids (bbls/d)	795	624	768	716	677	857
Total (boe/d)	11,458	12,132	12,446	12,763	13,342	13,077

About TransGlobe

TransGlobe Energy Corporation is a cash flow-focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

TransGlobe Energy Corporation Randy Neely, President and CEO Eddie Ok, CFO	+1 403 264 9888 investor.relations@trans-globe.com http://www.trans-globe.com or via Tailwind Associates
Tailwind Associates (Investor Relations) Darren Engels	+1 403 618 8035 darren@tailwindassociates.ca http://www.tailwindassociates.ca
Canaccord Genuity (Nomad & Joint-Broker) Henry Fitzgerald-O’Connor James Asensio	+44(0) 20 7523 8000
Shore Capital (Joint Broker) John More Toby Gibbs	+44(0) 20 7408 4090